SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2010
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated June 7, 2010
2	Binding Primary Agreement, dated June 3, 2010

Document 1

For Immediate Release
June 7, 2010
RM: 4 – 10

Crystallex forms strategic partnership with the resource subsidiary of China Railway Engineering Corporation, the world’s largest construction and engineering company, for the development of Las Cristinas

TORONTO, ONTARIO, June 7, 2010 – Crystallex International Corporation (TSX: KRY) (NYSE-Amex: KRY) announced today that it has signed a binding agreement (the “Agreement”) with China Railway Resources Group Co. Ltd. (“CRRC”) to create a strategic partnership for the development of the Las Cristinas gold project in Bolivar State, Venezuela (“Las Cristinas”). China Railway Engineering Corporation (“CREC”) is the world’s largest contracting and engineering company and one of the world’s 150 largest companies. It is one of China’s largest state-owned companies with the majority of its shares held by the People’s Republic of China.

CRRC and Crystallex have met with the Government of Venezuela to apprise them of this strategic partnership and are very pleased by the Government of Venezuela’s expression of support. Both Crystallex and CRRC are working closely with Venezuelan officials to obtain the approvals and permits required to bring Las Cristinas into production. The advancement of Las Cristinas will benefit all stakeholders and especially the people of Venezuela, particularly in Bolivar State.

Under the terms of the Agreement, CRRC is leading the efforts of the strategic partnership to unblock the stalled environmental permitting process for Las Cristinas and will provide the necessary project capital to develop the project to commercial production at an optimized mining rate.

Upon completion of the transactions contemplated by the Agreement, Crystallex will hold a one-third fully carried interest in the Las Cristinas Joint Venture and CRRC will have a two-thirds interest.  Crystallex will contribute the Las Cristinas Mine Operating Contract, Feasibility Study, all design and engineering already completed by Crystallex and other project assets.  CRRC will provide the necessary construction and operating capital to fund project development, optimized expansion and operation and will be responsible for construction of the project. Crystallex will pay for its one-third carried interest of the capital costs provided by CRRC from its share of future cash flows from the project. In addition, CRRC will assist Crystallex to retire the outstanding noteholders’ obligations; will provide a construction guarantee; and has agreed to make an equity investment in Crystallex following closing of the transactions, at a share price based on the then prevailing market price of the common shares of Crystallex.

CRRC had previously advanced Crystallex US$2.5 million during the negotiation of this Agreement. Subject to requisite regulatory and shareholder approvals, this US$2.5 million advance is convertible into common shares of Crystallex at a price of Cdn$0.40 per share.  CRRC shall also have a onetime option to convert a portion of funds advanced to Crystallex to satisfy its obligation to the noteholders into common shares of Crystallex at a price of Cdn$0.40 per share for a period of five years from the date of funding, provided that CRRC and its affiliates shall beneficially own not more than 19.9% of the outstanding common shares of Crystallex after giving effect to such conversion.  CRRC shall have the right to maintain its pro rata equity interest in Crystallex to a maximum of 19.9% of the outstanding shares.

The closing of the transactions contemplated by the Agreement is subject to the applicable regulatory, government and shareholder approvals, satisfaction or waiver of all conditions contained in the Agreement and the execution and delivery of all closing documents including final definitive agreements which are being prepared and are expected to be completed before July 30, 2010.  A meeting of Crystallex’s shareholders to approve the transactions is expected to be held in August, 2010 with closing expected in the third quarter of 2010.  A copy of the Agreement will be filed on www.sedar.com within 24 hours of this release.

Crystallex’s financial advisors are Macquarie Capital Markets Canada Ltd., GMP Securities L.P. and Kingsway International Holdings Limited and its legal advisors are Cassels Brock & Blackwell LLP.

About CREC
CREC runs a spectrum of businesses covering surveying and designing, construction and installation, manufacturing, R&D, technical consulting, capital management as well as international economic and trade activities. CREC is the largest civil construction enterprise in the world, and the largest Asian and Chinese railway, road and tunnel construction contractor. It has a leading position in China's construction market, and participates in many large-scale infrastructure projects overseas (especially in countries in Southeast Asia and Africa).

CREC is currently constructing a US$7.5 billion railway project in Venezuela linking southwestern Cojedes State and the eastern Anzoategui State.

CRRC is the wholly owned resource subsidiary of CREC with mining projects in Africa, Australia, Central Asia, Ecuador and Panama.

About Crystallex
Crystallex International Corporation is a Canadian based company, whose principal asset is its interest in the Las Cristinas gold project located in Bolivar State, Venezuela. Crystallex shares trade on TSX (symbol: KRY) and NYSE-Amex (symbol: KRY).

Las Cristinas gold project
An updated Technical Report filed on SEDAR by Crystallex in November 2007 estimated the Las Cristinas gold Reserves and Resources as follows:

Gold Reserves:

Proven and Probable Reserves were estimated at 16.86 million ounces of gold (464 million tonnes with an average gold grade of 1.13g/t) based on a US$550 gold price assumption. The reserve estimate was comprised of 113 million tonnes at a gold grade of 1.24g/t (4.48 million ounces) in Proven Reserves and 351 million tonnes at a grade of 1.10g/t (12.38 million ounces) in Probable Reserves.

Gold Resources:

Measured and Indicated Resources were estimated at 20.76 million ounces (629 million tonnes with an average gold grade of 1.03g/t, which comprises 146 million tonnes at a gold grade of 1.14g/t (5.38 million ounces) in Measured Resources and 483 million tonnes at a grade of 0.99g/t (15.38 million ounces) in Indicated Resources.

Inferred Resources, which did not contribute towards the Proven and Probable Reserves, were estimated at 6.28 million ounces (230 million tonnes at an average gold grade of 0.85g/t).

For further details of the Reserves and Resources, see Crystallex’s 2009 Annual Information Form filed on SEDAR at www.sedar.com.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the expected timing of completion of the transactions contemplated by the Agreement, estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela.  Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances.  Many factors could cause Crystallex's  actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: the conditions to the transactions contemplated by the Agreement not being satisfied, gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property.  These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC") and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities.  These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements.  Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

Document 2

BINDING PRIMARY AGREEMENT

THIS AGREEMENT dated the 3rd day of June, 2010.

BETWEEN:

CRYSTALLEX INTERNATIONAL CORPORATION, a corporation incorporated pursuant to the laws of Canada ("Crystallex")

- and -

CRRC INVESTMENT LIMITED, a corporation incorporated pursuant to the laws of the British Virgin Islands ("CRRC")

- and -

CHINA RAILWAY RESOURCES GROUP CO LTD., a corporation incorporated pursuant to the laws of People's Republic of China.

WHEREAS CRRC is a wholly-owned subsidiary of China Railway Resources Group Co. Ltd. ("China Railway");

AND WHEREAS, subject to the satisfaction of certain conditions, the parties (or their respective designated affiliates) desire to enter into one or more definitive agreements pursuant to which they intend to establish a joint venture (the "Joint Venture") for purposes of developing the Las Cristinas gold exploration and exploitation project in Bolivar State, Venezuela (the "Project");

AND WHEREAS the parties desire to set out certain principal terms in respect of their respective rights and obligations in respect of the Joint Venture and the Project and the funding thereof;

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this agreement (the "Agreement") and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Exclusivity

During the period (the "Exclusivity Period") commencing on the date of this Agreement (the "Effective Date") until the earlier of: (i) 5:00 p.m. (Toronto time) on July 31, 2010; and (ii) the date on which the parties or their designated affiliates (as defined herein) enter into the A&F Agreement (as defined herein), Crystallex and CRRC agree to negotiate exclusively and in good faith with each other in an effort to negotiate the A&F Agreement and other definitive agreements in respect of the transactions contemplated herein (the "Transactions").

2.	Acquisition and Funding Agreement

(a)
During the Exclusivity Period CRRC and Crystallex shall in good faith negotiate the terms of an acquisition and funding agreement (the "A&F Agreement") pursuant to which CRRC and Crystallex, either directly, or indirectly through direct or indirect subsidiaries (each a "designated affiliate"), will form the Joint Venture in respect of the Project. The parties acknowledge and agree that the Joint Venture may be formed by way of a corporate entity ("JV Subco") which will hold the Project Assets (as defined herein) or an unincorporated joint venture, in which case the parties, or their designated affiliates, will hold interests in the Project Assets. CRRC will have a two-thirds ownership interest in the Joint Venture and Crystallex will have a fully carried one-third ownership interest therein.

(b)
In the event that the parties determine to establish JV Subco, the A&F Agreement shall provide for the transfer by Crystallex of the Mine Operating Contract between Crystallex and Corporacion Venezolana de Guayana ("CVG") dated September 17, 2002 (the "MOC") and the assets related to the Project and the issuance of the Environmental Permit (as defined herein) to JV Subco. In the event that the parties determine to form an unincorporated Joint Venture, the A&F Agreement shall provide for the transfer or issuance, as the case may be, of a two-thirds interest in the MOC, the assets related to the Project and the Environmental Permit to CRRC or its designated affiliate.

(c)
The parties agree that the structure and steps in connection with the establishment of the Joint Venture and the other Transactions contemplated herein have not been finalized. Following execution hereof and during the Exclusivity Period, the parties shall, in good faith, work to finalize the Joint Venture structure and the structure of all Transaction steps to achieve the required tax objectives and commercial results of the parties, and to ensure that such structure does not result in a material adverse tax or accounting consequence for a party or its affiliates or cause either party or its affiliates to be in breach of a contractual or other legal obligation or cause either party or its affiliates to incur a material tax liability.

(d)
The A&F Agreement will further provide that following the closing contemplated by the A&F Agreement ("Closing"), CRRC will subscribe for that number of Crystallex's common shares as is agreed to by the parties at a price per common share equal to the 20-trading day volume weighted average trading price of Crystallex's common shares on the NYSE-AMEX ending on the date that is 30 days after Closing. The option is exercisable by Crystallex for a period of 30 days following Closing.

(e)
The A&F Agreement will contain customary non-solicitation provisions that will provide that the board of directors of Crystallex shall be permitted to respond to and accept a bona fide unsolicited superior proposal only if required to do so in order to satisfy its fiduciary duty, subject to a right to match in favour of CRRC and payment to CRRC of a termination fee in an amount equal to the greater of US$10 million and 4% of the market capitalization of Crystallex, calculated on a fully diluted basis, based on a 5 day volume weighted average price of the Crystallex common shares ending on the 5th trading day immediately following the earlier of (i) the announcement of such bona fide unsolicited superior proposal; and (ii) termination of the A&F Agreement. The A&F Agreement will contain such other conditions precedent to Closing as are usual or desirable in connection with transactions of this nature including, without limitation, those set out in Section 4 hereof.

3.	Covenants

(a)
During the Exclusivity Period, the parties will diligently and in good faith work towards negotiating the following definitive agreements (such agreements together with the A&F Agreement, the "Definitive Agreements") among Crystallex and CRRC or their designated affiliates acknowledging that certain of the following Definitive Agreements may be included as attachments to the A&F Agreement:

(i)
A note facility repayment agreement (the "Note Facility") pursuant to which CRRC will provide or obtain, at its sole discretion, a credit facility to Crystallex to be used by Crystallex to pay interest or principal on or to repurchase the outstanding 9.375% senior unsecured notes of Crystallex (the "Notes"). Interest on the Note Facility shall accrue at the rate of 6.5% per annum. Principal and interest payments on the Note Facility shall accrue to the commencement of commercial production of the Project and shall thereafter be repayable from Crystallex's share of Joint Venture cash flow over a 5-year period on a straightline basis. The Note Facility shall initially be unsecured and the Notes shall rank senior to the Note Facility. Crystallex will agree that as soon as it has repaid the outstanding Notes, it will grant or cause to be granted to CRRC a first charge over its interest in JV Subco and its interests in the MOC, the Environmental Permit, the assets related to the Project and the Plant and Equipment (as defined herein) (collectively the "Project Assets"). Crystallex will also provide a negative pledge not to incur any additional debt or to sell any material assets (including equipment) until such first charge is in place.

CRRC shall have the option at any time to convert all or any portion of the Note Facility into common shares of Crystallex at a price of Cdn$0.40 per common share on or before the date which is 5 years following the date of the Note Facility. The conversion option shall be exercisable once, following which the unconverted balance of the Note Facility shall no longer be convertible. Notwithstanding the foregoing, CRRC shall only be permitted to convert such amount of the Note Facility such that the number of common shares of Crystallex beneficially owned in the aggregate by CRRC and any of its affiliates shall not exceed 19.9% of the outstanding common shares of Crystallex calculated on the date of conversion.

Following completion of the Updated Cost Report (as hereinafter defined) and an appraisal of the plant and equipment Crystallex owns which is located outside Venezuela (the "Plant and Equipment") by an independent third party appraiser acceptable to CRRC and Crystallex, acting reasonably, Crystallex will contribute the Plant and Equipment to JV Subco or will assign a two-thirds interest therein to CRRC, and the total appraised value of the Plant and Equipment will be offset against the amount due under the Note Facility.

(ii)
A construction guarantee provided by CRRC to Crystallex, subject to force majeure events, which provides that if mine construction in accordance with the November 2007 feasibility study for the Project in respect of a production capacity of 20,000 tonnes/day (the "Feasibility Study") has not commenced by the earlier of (i) such date as is mandated by the Venezuelan government (so long as such mandated date is not prior to the date of Closing); and (ii) such date as is 12 months following the later of the announcement of the completion of the Updated Cost Report and the announcement of the receipt of the Environmental Permit (as hereinafter defined), Crystallex will receive liquidated damages from CRRC which will be contemplated in the A&F Agreement.

(iii)
A shareholder or joint venture agreement (the "Joint Venture Agreement") governing the operation of the Joint Venture following establishment thereof. The Joint Venture Agreement will provide for the distribution of cash flow available from operations of the Joint Venture on a pro rata basis to Crystallex and CRRC (or their designated affiliates). It will also provide that CRRC will be responsible for providing or obtaining all funding required to develop or construct the Joint Venture mining operations utilizing the Project Assets to cause the Project Assets to achieve commercial production (being 80% of designed capacity based on the Feasibility Study for a period of 30 consecutive days), and to fund optimized expansion of Joint Venture mining operations and to operate the Joint Venture mining operations, including any sustaining capital expenditures, to the extent not capable of being funded from Joint Venture cash flow (in each case up to a maximum amount to be agreed upon by the parties). Such funding will be provided to the Joint Venture at the cost of debt to CRRC provided that CRRC's cost of debt shall not be greater than the cost of debt to China Railway. Crystallex shall repay to CRRC one third of all funding from Joint Venture cash flow following commercial production on the same basis as CRRC's share of Joint Venture funding is repaid provided that CRRC's repayment terms shall be no less favourable than the terms applicable to China Railway.

(iv)
A voting rights agreement whereby CRRC shall agree, for a period of three years following the closing of the transactions contemplated by the A&F Agreement (the "Closing"), to vote its Crystallex common shares on certain matters as directed by the management of Crystallex. Such matters shall include the election of directors, the appointment of auditors, matters relating to Crystallex's stock option plan and other securities based compensation arrangements (subject to reasonable qualifications to be negotiated by the parties acting reasonably).

(v)
An equity participation agreement whereby CRRC shall have the right to participate in any future equity financings undertaken by Crystallex to maintain its pro rata interest in Crystallex, such interest to be calculated after giving effect to the conversion of the Note Facility, to a maximum of 19.9% of the outstanding common shares of Crystallex after closing of such financing. The participation right will terminate if CRRC, together with its affiliates, beneficially owns less than 5% of the outstanding common shares of Crystallex after giving effect to the conversion of the Note Facility.

(b)
Immediately upon execution of this Agreement, Crystallex and CRRC shall diligently proceed to negotiate with the applicable Venezuelan governmental authorities for the issuance of the Environmental Permit and the transfer of the MOC from Crystallex to the Joint Venture. The parties shall keep each other apprised on a timely basis of the progress of negotiations and shall consult with each other on all significant issues in respect of the negotiations and issuance and wording of the Environmental Permit and the transfer of the MOC.

(c)
CRRC acknowledges that Crystallex has commissioned a detailed report by SNC Lavalin, updating the capital and operating cost estimates set out in the Feasibility Study (the "Updated Cost Report"). The out-of-pocket costs associated with obtaining the Environmental Permit and associated consents and the Updated Cost Report shall be borne as to one-third by Crystallex and as to two-thirds by CRRC with the Crystallex obligation to be funded as part of the loan obligations under the Joint Venture Agreement.

(d)
Following execution of this Agreement, Crystallex agrees to convene and hold a meeting of its shareholders for the purpose of obtaining approval of the Transactions by the shareholders of Crystallex (including, without limitation, the conversion of the Note Facility and the Initial Loan into common shares of Crystallex at a price of Cdn$0.40 per common share), in accordance with Crystallex's articles of incorporation, by-laws and applicable law as soon as reasonably practicable and in any event on or before August 30, 2010 or such later date as mutually agreed.

(e)
Crystallex acknowledges receipt from CRRC of the sum of $2.5 million (the "Initial Loan"). This advance shall be documented by the execution of a debenture in the principal amount of $2.5 million which shall provide that the Initial Loan will be due on the date which is six (6) months following the date the Initial Loan was extended and, subject to receipt of requisite stock exchange and shareholder approvals, CRRC will have the right to cause the conversion of any amount of the Initial Loan then outstanding into common shares of Crystallex at a price of Cdn$0.40 per share. Upon the later of (i) receipt of all necessary permits from the Government of Venezuela for the implementation of mining operations on and in respect of the Project Assets, including the Environmental Permit and the MOC and (ii) the Closing, Crystallex will have the right to cause conversion of the Initial Loan into common shares of Crystallex pursuant to the terms thereof upon 30 days' written notice to CRRC. The Initial Loan will accrue interest at a rate of six percent (6%) annually. The Notes shall rank senior to the Initial Loan. Crystallex shall provide a negative pledge not to incur any additional debt  or to sell any assets (including equipment) until the Initial Loan is repaid or converted, subject to customary exceptions and the terms of the indenture governing the Notes. Any proceeds received by Crystallex from the permitted sale of assets (including equipment) may, with the consent of CRRC, be used to fund Crystallex's operations, however, subject to Crystallex's obligation to pay interest on the Notes when due. To the extent any such proceeds are used to repay debt, such proceeds must be first applied to the repayment of the Initial Loan.

(f)
Without limiting the foregoing, it is understood and agreed that the Defmitive Agreements will contain representations, warranties, covenants and indemnities and other terms as are customary in transactions of this nature.

4.	Conditions Precedent to Closing of the Transactions Contemplated by the A&F Agreement

The A&F Agreement shall provide that the parties shall be obliged to complete the Closing, including, without limitation, delivering executed copies of such Definitive Agreements as are to be delivered at

Closing, only if certain conditions precedent including, without limitation, the following have been  satisfied in full at or before the Closing (each of which may only be waived with the mutual consent of the parties):

(a)
the appropriate approval authority within the Government of Venezuela and CVG shall each have approved, in writing, in a form satisfactory to each of the parties, acting reasonably, the assignment of the MOC to JV Subco or alternatively, to allow for the assignment of a two-thirds interest in the MOC to CRRC or its designated affiliate;

(b)
the appropriate approval authority within the Government of Venezuela shall have issued the "Permit to Impact Natural Resources" in respect of the environmental impact study relating to the development of the Project as a 20,000 tonnes/day gold mine (the "Environmental Permit") to JV Subco or to Crystallex and CRRC (or their designated affiliates), in the latter case pro rata in accordance with their interests in the Joint Venture, in a form satisfactory to each of the parties, acting reasonably;

(c)	CRRC shall have received all necessary corporate approvals, including without limitation, approval of the board of directors of CRRC, and all necessary regulatory and governmental approvals;

(d)
Crystallex shall have received all necessary corporate approvals, including without limitation, approval of the board of directors of Crystallex, and all necessary regulatory and governmental approvals;

(e)	the approval of the TSX and the NYSE-AMEX shall have been received, subject to conditions customary to a transaction of this nature;

(f)
the approval of the Crystallex Shareholders (including, without limitation, the approval for the conversion of the Note Facility and Initial Loan into common shares of Crystallex at a price of Cdn$0.40 per common share) shall have been received;

(g)	all material third party consents to the completion of the Transactions shall have been received;

(h)	CRRC shall have completed a due diligence review in respect of the Transactions satisfactory to it in its sole discretion within an agreed upon period of time following execution of the A&F Agreement;

(i)	the representations and warranties of each party shall, on the Closing date, be true and correct in all material respects;

(j)	the Updated Cost Report shall have been received.

5.	Termination

This Agreement shall be terminated on the earlier of (i) the date of execution and delivery of the A&F Agreement; and (ii) 5:00 p.m. (Toronto time) on July 31, 2010 or such later date as mutually agreed, without any liability to the parties other than any liability accrued to the date of termination related to any breach by a party of its obligations hereunder and any obligation Crystallex may have to pay the termination fee set out in Section 6. In the event of the termination of this Agreement in accordance with the terms hereof, the obligations of the parties under sections 6, 7, 8, 9, 15, 16 and 17 shall survive any such termination.

6.	Non-Solicitation and Termination Fee

(a)
For the purposes of this section 6, "Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than CRRC or any of its affiliates) relating to: (i) any acquisition or sale, direct or indirect, of the MOC or an interest in 20% or more of the other Project Assets; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Crystallex; (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Crystallex or any of its subsidiaries relating to the transfer of the MOC or an interest in 20% or more of the other Project Assets; (iv) the formation of a joint venture with any person in relation to the Project; or (v) obtaining financing from any person for the development of the Project comparable in scope to the financing to be provided or obtained by CRRC.

(b)
Crystallex shall not, on or  before 5:00 p.m. (Toronto time) on July 31, 2010, directly or indirectly, through any affiliate, officer, director, employee, representative (including any financial or other advisor) or agent of Crystallex or any of its affiliates (collectively, the "Crystallex Representatives"): (i) solicit, assist, initiate or knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations with any person (other than CRRC or any of its affiliates) regarding an Acquisition Proposal; (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; (iv) accept or enter into or publicly propose to accept or enter into any letter of intent, agreement in principle or agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal; or (v) enter into an agreement in respect of or complete a financing of equity securities (or securities convertible, exercisable or exchangeable into equity securities) in excess of $50 million.

(c)
Crystallex shall, and shall cause the Crystallex Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by Crystallex or any Crystallex Representatives with respect to any potential Acquisition Proposal, and, in connection therewith, Crystallex will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data  room, virtual or otherwise).

(d)
If either (1) within nine months following the termination of this Agreement, Crystallex or one or more of its affiliates (i) enters into a definitive agreement in respect of one or more Acquisition Proposals or (ii) there shall have been consummated one or more Acquisition Proposals, or (2) Crystallex shall have breached its covenants in Section 1 to negotiate exclusively or this Section 6, Crystallex shall pay CRRC (by wire transfer of immediately available funds) an amount equal to the greater of US$10 million and 4% of the market capitalization of Crystallex, calculated on a fully diluted basis, based on a 5 day volume weighted average price of the Crystallex common shares ending on the 5th trading day immediately following such event within ten (10) business days following such event. Notwithstanding the foregoing, no amount shall be payable pursuant to this Section 6(d) if the A&F Agreement is not executed and delivered by CRRC and such non-execution and delivery is attributable to CRRC not having received all of its required corporate and governmental approvals or, in the case of Section 6(d)(2) above, CRRC has breached its covenants in Section 1 to negotiate exclusively.

7.	Costs and Expenses

Each of the parties hereto agrees to be responsible for its own costs and expenses, including those related to its representatives and advisers, whether or not the Transactions are consummated, including any commissions or fees payable to financial advisors.

8.	Public Announcements

Neither party shall make any public announcement regarding this Agreement or the Transactions contemplated by this Agreement without providing an opportunity to the other party, acting reasonably, to review and comment on such announcement or press release. Recognizing that such public announcements may be required under applicable law, each party agrees to review and comment on any proposed public announcement of the other party as expeditiously as practicable.

9.	Enforceability

The parties hereby agree that all of the terms of this Agreement shall be binding upon each of the parties and their respective successors and permitted assigns. The terms of this Agreement do not purport to include all of the essential terms of the Transactions contemplated hereby (which shall only be contained in the duly executed Definitive Agreements and other documents to be executed in connection therewith. Failing execution by the parties of the A&F Agreement prior to 5:00 p.m. (Toronto time) on July 31, 2010, this Agreement, notwithstanding anything to the contrary contained herein, shall terminate and be of no further force or effect without any liability to the parties other than any liability accrued to the date of termination related to any breach by a party of its obligations hereunder and any obligation Crystallex may have to pay the termination fee set out in Section 6.

10.	Assignment

This Agreement may not be assigned by a party without the prior written consent of the other party.

11.	Currency

All references to "$" or "dollars" mean dollars of the United States of America unless otherwise stated.

12.	Amendment

This Agreement may, at any time and from time to time, be amended by written agreement of the parties.

13.	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile transmission or similar means of recorded electronic communication addressed as follows:

To Crystallex:

Crystallex International Corp.
8 King Street East, Suite 1201
Toronto, ON M5C IB5

Attention:	Robert Fung, Executive Chairman and CEO
Phone:	(416) 848-3514
Fax:	(416) 203-0099
Email:	rfung@crystallex.com

With a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Attention:	Mark Bennett
Facsimile:	(416) 869-5407
Email:	mbennett@casselsbrockcom

To CRRC:

CRRC Investment Limited.
c/o China Railway Resources Group Co Ltd.

China Railway Resources Building
Court No. 16, West Fourth Ring Middle Road,
Haiding District
Beijing, China
10005

Attention:	Rick Lu
Phone:	+ (86 10) 8821-2990
Fax:	+ (86 10) 8821-2872
Email:	lurick@hotmail.com

With a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
7 Dong Sanhuan Zhonglu, Suite 901
Beijing Fortune Plaza, Office Tower A
Chaoyang District
Beijing 100020
People's Republic of China

Attention:	Robert (Bob) Kwauk
Phone:	+ (86 10) 6530-9001
Fax:	+ (86 10) 6530-9008
Email:	bob.kwauk@blakes.com

Any such notice or other communication shall be deemed to have been given and received on the day on which it was received in the jurisdiction of receipt (or, if such day is not a business day, on the next following business day).

Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 13.

14.	Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the party hereto granting such waiver or right.

15.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

16.	Dispute and Arbitration

(a)
The parties agree that all disputes arising out of or in connection with the present Agreement shall be finally settled under the International Chamber of Commerce Rules of Arbitration by three arbitrators appointed in accordance with the said Rules.

(b)	The seat of arbitration is Toronto, Ontario and the language of the Arbitration is English.

17.	Entire Agreement

This Agreement and the confidentiality and standstill agreement dated February 15, 2010 (the "Confidentiality Agreement") between the parties contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings with respect thereto. Crystallex hereby agrees that China Railway shall be entitled to share Information, as such term is defined in the Confidentiality Agreement, with CRRC and CRRC hereby agrees to be bound by the confidentiality and standstill obligations of the Confidentiality Agreement.

IN WITNESS WHERE OF the parties hereto have executed this Agreement as of the date first above written.

CRYSTALLEX INTERNATIONAL CORPORATION

Per:	/s/ Robert Fung
Name: Robert Fung
Title: Executive Chairman and CEO

CRRC INVESTMENT LIMITED

Per:	/S/ Mao Debao
Name: Mao Debao
Title: Director

CHINA RAILWAY RESOURCES GROUP CO LTD.

Per:	/S/ Mao Debao
Name: Mao Debao
Title: Vice President

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	June 7, 2010	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer